Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

[redacted]

Exemption File No. 82 – 35005

26th May, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 26th May, 2008 alongwith a Media Release dated 26th May, 2008, copies of the same are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Your Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.reliancecommunications.co.in

May 26, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: MEDIA RELEASE

We enclose herewith the media release dated 26th May 2008 being issued by the Company which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: as above.

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.reliancecommunications.co.in

Media Release

Reliance Communications and MTN GROUP to enter into exclusive negotiations

Mumbai, India 26th May, 2008: India's leading telecom company Reliance Communications and MTN Group, a leading emerging market telecom operator, have agreed to enter into **exclusive** negotiations for a period of up to 45 days with respect **to a potential combination of their businesses.**

The negotiations are currently taking place and a further announcement will be made when appropriate. It is to be noted that there is no certainty either on completion, or the timing of the said proposal. In the meantime, shareholders are advised to exercise caution in their dealings in the companies' securities dealings until a further announcement is made.

Shri Anil Dhirubhai Ambani, Chairman of Reliance Communications, said "We are delighted to be engaged in exclusive negotiations with MTN Group to achieve a partnership, which would provide investors, customers and the people of both companies a unique and global platform for exponential growth, creating substantial long term shareholder value."

About Reliance Communications

Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has net worth in excess of Rs. 55,000 crore (US$ 14 billion), cash flows of Rs. 11,000 crore (US$ 2.8 billion), net profit of Rs. 7,700 crore (US$ 1.9 billion) and zero net debt. Rated among "Asia's Top 5 Most Valuable Telecom Companies", Reliance Communications is India's foremost and truly integrated telecommunications service provider. The company, with a customer base of over 48 million including over 1.5 million individual overseas retail customers, ranks among the Top 10 Asian Telecom companies by number of customers. Reliance Communications corporate clientele includes 1,850 Indian and multinational corporations, and over 250 global carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire infocomm value chain, covering over 15,000 towns and 400,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 165,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region. For more information, visit www.reliancecommunications.co.in

For further information please contact:

Gaurav Wahl
+ 91 93229 04680
gaurav.wahl@relianceada.com

Arvind Narang – IR
+ 91 93242 16644
arvind.narang@relianceada.com

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82 – 35005

26th May, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 26th May, 2008 alongwith a Media Release dated 26th May, 2008 intimating acquisition of U.K. based VANCO Group Limited by Reliance Globalcom Limited, a subsidiary of the Company and copies of the same are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Your Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710.

Tel : +91 022 30386286
Fax: +91 022 30376622
www.reliancecommunications.co.in

May 26, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: MEDIA RELEASE

We enclose herewith the media release dated 26th May 2008 being issued by the Company which is self explanatory.

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: as above.

Reliance Globalcom acquires U.K. based Global Managed Network Services provider VANCO Group Limited

Enhances Reliance Globalcom's annual revenues by $ 365 million (Rs. 1,550 crores)

Adds over 220 MNCs to Reliance Globalcom customer base

Reliance Globalcom Managed Network footprint expands to 163 countries

Vanco's peak Market Capitalisation was $ 750 million (Rs. 3,000 crores)

London / Mumbai, May 26th 2008: Reliance Globalcom Limited, subsidiary of India's largest integrated telecom Service provider Reliance Communications, today announced signing of an agreement to acquire the London headquartered pioneering Global Managed Network Services, VANCO Group Limited through one of its wholly-owned subsidiary. The acquisition of VANCO would add $365 Million (Rs. 1,550 crore) to the annual revenue of Reliance Globalcom through secure Long-term contracts with largest enterprise customers.

"The acquisition of VANCO is in line with Reliance Globalcom's vision to create one of the Top 5 Global Datacommunications Enterprises in the world", said Mr. Anil Dhirubhai Ambani, Chairman, Reliance Communications. ***"The combination of Reliance Globalcom's extensive capabilities and VANCO's unique global experience would create a new breed of integrated services communications powerhouse"***, he added.

VANCO is recognised by Gartner to be amongst world's top 5 Managed Global Network players with over 220 MNC customers. Its blue chip customer base includes AVIS, British Airways, Siemens, Virgin Megastores. VANCO increases the Reliance Globalcom's tally of enterprise customers to over 1,400. VANCO has been rated as Worlds "Best Network Service Provider" for three years in a row since 2005. VANCO Managed Network services are currently available in over 40,000 locations across 163 countries. 90% of VANCO's revenue is from developed markets of UK, US, France and Germany.

Among the most valuable companies in Managed Network Services, Vanco's peak market capitalisation was over $750 Mn (Rs. 3,000 crore). Under the acquisition agreement, Reliance Globalcom would pay $ 76.9 Mn (Rs.327 Crores) to acquire 100% equity of VANCO Group Limited free of debt.

Reliance Globalcom, through this acquisition, would add 9 Network Management Centers to its integrated and innovative global service systems and processes. Reliance Globalcom would get a significant advantage through VANCO's relationships with over 700 global, regional and domestic carriers capable of offering services in 230 countries. Reliance Globalcom's highly experienced sales and channel organisation structure would further

enhance its customer delivery capabilities in important geographies like US, UK, France, Germany, Benelux, Singapore and Australia.

Punit Garg, President & CEO, Reliance Globalcom said "The strong management team of VANCO led by Mark Thompson along with Wayne Churchill will effectively enhance the expertise and depth of enterprise customer management at Reliance Globalcom. This will help the technology groups in the company to leverage resources beyond strategic business boundaries."

Reliance recently acquired eWave World, a 4G operator focused on emerging markets across Asia, Latin America, Western Europe and Africa. Last year, Reliance Globalcom had acquired a world leading US based Ethernet Service provider, Yipes Holding Inc. for $ 300 Mn (Rs. 1200 cr) in 2007. The company is investing $ 500 Mn (Rs. 2000 crore) and $ 200 Mn (Rs. 800 crore) in 4G and Global Ethernet services respectively to expand its presence in over 50 countries. Reliance Globalcom is also investing $ 1.5 Bn (Rs. 6000 cr) in it's fully IP enabled undersea cable network expansion programme that would address the global connectivity needs of over 90% of world population across 60 countries in 6 continents.

About Reliance Globalcom: Reliance Globalcom, a division of Reliance Communications, spearheads the Global Telecom operations of India's largest Integrated Telecom Service Provider. Reliance Globalcom brings together the synergies of Reliance Communications Global Business encompassing Enterprise Services, Capacity Sales, Managed Services and a highly successful bouquet of Retail products & services comprising of Global Voice, Internet Solutions and Value Added Services. The company serves over 1200 enterprises, 200 carriers and 1.5 million retail customers in 50 countries across 5 continents.

Reliance Globalcom's wholesale product "Reliance FLAG" is the worlds largest private undersea cable system spanning 65,000 kms seamlessly integrated with Reliance Communications over 1,10,000 kms of domestic optic fibre provides a robust Global Service Delivery Platform connecting 40 key business markets in India, the Middle East, Asia, Europe, and the U.S. through an overlay low-latency, global. MPLS-based IP network. Reliance Globalcom's Enterprise Division (formerly Yipes Inc.) is a leading provider of managed Ethernet and application delivery services for the global enterprise. The patented custom data-networking solutions empower businesses by delivering high performance, dynamic control, unmatched service quality, and rapid ROI. For further information, please visit www.relianceglobalcom.com

About Vanco: Established in 1988, Vanco is the pioneering and leading global Virtual Network Operator. Vanco does not own telecoms assets and therefore has the freedom to source infrastructure from the most suitable Asset Based Carriers (ABCs) on a global basis. It provides enterprise clients, directly or through partners, with cost-effective, optimized and fully managed network solutions. Carriers can also extend their off-net reach by accessing, through Vanco, other carrier networks around the world.

Through the Vanco network solution clients get access to the greatest geographic coverage available through a single provider. Vanco offers incomparable flexibility to customise and adapt the solution in line with market changes and business priorities.

Vanco is recognised by the industry for its financial success and world class customer service delivery. A significant proportion of its investment capital goes into customer care which is reflected by the awards won, independent market research and client retention.

END